

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2021

Owen Hughes
President and Chief Executive Officer
Cullinan Management, Inc.
One Main Street
Suite 520
Cambridge, MA 02142

      Re:

          Registration Statement on Form S-1
          Exhibit Nos. 10.6, 10.7, 10.8, 10.9 and 10.24
          Filed December 23, 2020
          File No. 333-251512

Dear Mr. Hughes:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                            Sincerely,

                            Division of Corporation Finance